Response to SEC Comments

THE MEDCIAL EXCHANGE INC.
17 State Street
New York, NY 10004

March 20, 2007

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-6010
Attention: Dave Walz

Re:	The Medical Exchange Inc. Item 4.01 Form 8-K Filed February 28, 2007 File No. 0-51170

Dear Mr. Walz:

In connection with the above-referenced filing, we are filing today an amendment (the “8-K/A”) to the Current Report on Form 8-K (the “8-K”) filed by The Medical Exchange Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”) on February 28, 2006. A copy of the 8-K/A, marked to show changes made from the 8-K, is attached hereto.

The Company has filed the 8-K/A in response to the staff’s letter, dated March 9, 2007 (the “Comment Letter”). The headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter. For your convenience, we have repeated the staff’s comments below in bold face type before each of our responses.

1.
Item 304(a)(1)(ii) of Regulation S-B requires you to disclose whether the former accountant’s report on the financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles; and to describe the nature of each such adverse opinion, modification or qualification. This includes the disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s report. Please revise your Form 8-K accordingly.

The requested information has been incorporated into the 8-K/A.

2.
Please amend your Form 8-K to state whether, during your two most recent fiscal years and any subsequent interim period before your former auditor was dismissed (February 26, 2007), you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure. Your current disclosures indicate no disagreements occurred through December 31, 2006. See Item 304(a)(1) of Regulation S-B.

The requested information has been incorporated into the 8-K/A

3.	Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

The requested information has been incorporated into the 8-K/A

In connection with this response, on behalf of the Company, we hereby confirm that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional questions or comments with respect to the Amendment, please direct such questions to our attorneys David Aboudi at (011-972-9-764-4834) or Jonathan P. Freedman at (212) 202-0783.

Very truly yours, /s/ Michael Goldberg Michael Goldberg

cc:	David Aboudi Jonathan P. Freedman